UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 11, 2025

RYVYL INC.
(Exact name of registrant as specified in its charter)

Nevada	001-34294	22-3962936
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3131 Camino Del Rio North, Suite 1400
San Diego, CA 92108

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (855) 201-1613

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	RVYL	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On December 15, 2025, RYVYL Inc. (the “Company”) held its 2025 annual meeting of stockholders (the “Annual Meeting”). At the close of business on October 31, 2025, the record date for the Annual Meeting (the “Record Date”), there were 36,085,978 shares of common stock, par value $0.001 per share (the “Common Stock”), and 50,000 shares of Series C convertible preferred stock, par value $0.001 per share (the “Series C Preferred Stock”), outstanding, held by one record holder. Each share of Common Stock entitled the holder thereof to one vote, and each share of Series C Preferred Stock entitled the holder thereof to vote on an as-converted to Common Stock basis, subject to certain beneficial ownership limitation provisions, and as a result such shares entitled such holder to an aggregate of 7,202,092 votes. At the Annual Meeting, the holders of shares representing an aggregate of 23,535,606 votes of the Company’s capital voting stock were represented in person or by proxy, constituting a quorum.

Set forth below are each of the four proposals that were voted on at the Annual Meeting and the stockholder votes on each such proposal, as certified by the inspector of elections for the Annual Meeting. These proposals are described in further detail in the Definitive Proxy Statement on Schedule 14A that the Company filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 14, 2025 (the “Proxy Statement”).

Proposal No. 1: The four (4) nominees named in the Proxy Statement were elected at the Annual Meeting to serve as the Company’s directors until the Company’s 2026 Annual Meeting of Stockholders and until each of their respective successors are elected and qualified or until each of their earlier resignation or removal. The final voting results with respect to the election of each such nominee were as follows:

Name	For	Withheld	Broker Non-Votes
George Oliva	17,737,418	459,764	5,338,424
Brett Moyer	17,861,387	335,795	5,338,424
Gene Jones	17,821,295	375,887	5,338,424
Tod Browndorf	17,846,052	351,130	5,338,424

Proposal No. 2: The appointment of Simon & Edward, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 was ratified by the Company’s stockholders. The final voting results were as follows:

For	Against	Abstain
23,050,640	105,492	379,474

Proposal No. 3: The authorization of the Company’s board of directors (the “Board”) to amend the Company’s amended and restated articles of incorporation, as amended (the “Articles of Incorporation”), to effect a reverse stock split of the Common Stock at a ratio of between one-for-twenty and one-for-fifty (the “Reverse Stock Split”), with such ratio to be determined at the sole discretion of the Board and such reverse stock split to be effectuated at such a rate and at such time and date as determined by the Board of directors in its sole discretion and no later than June 30, 2026 was approved by the Company’s stockholders. The final voting results were as follows:

For	Against	Abstain
21,712,237	1,512,893	310,476

Proposal No. 4: Approval of an amendment to the Articles of Incorporation to increase the number of authorized shares of Common Stock from 100,000,000 to 500,000,000 was approved by the Company’s stockholders. The final voting results were as follows:

For	Against	Abstain
21,725,433	1,475,548	334,625

Item 8.01 Other Events.

On December 11, 2025, the Company received a notification letter (the “Notice”) from the Listing Qualifications Department (the “Staff”) of the Nasdaq Stock Market LLC (“Nasdaq”) regarding non-compliance with the minimum bid price rule under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). As previously disclosed, on June 12, 2025, the Staff notified the Company that the bid price of the Common Stock did not meet the minimum bid price requirement of $1.00 per share over the course of 30 consecutive business days, and as a result, the Company had fallen out of compliance with the Minimum Bid Price Rule. The Company was provided 180 calendar days, or until December 9, 2025, to regain compliance. Pursuant to the Notice, the Staff has determined that the Company had not regained compliance by such deadline and is not eligible for a second 180-day extension because the Company does not currently meet the $5,000,000 minimum stockholders’ equity initial listing requirement. The Notice provides that unless the Company requests an appeal of the determination to the Nasdaq Hearings Panel (the “Panel”) by December 18, 2025, the Common Stock will be delisted from the Nasdaq Capital Market at the opening of business on December 22, 2025.

The Company has already begun the process of addressing and remedying the bid price deficiency. The Company has appealed the Staff’s delisting determination (the “Appeal”) by submitting a hearing request to the Panel, which will stay the suspension of the Common Stock pending the Panel’s decision. The Company also plans to timely submit a plan to regain compliance to the Panel. As disclosed in Item 5.07 of this Current Report on Form 8-K (this “Form 8-K”), the Company’s stockholders have approved the proposed Reverse Stock Split and the Board intends to effect the Reverse Stock Split as soon as practicable. Additionally, the Company believes that it has already received sufficient capital to evidence compliance with the $2,500,000 minimum stockholders’ equity requirement for continued listing. As a result of the planned Reverse Stock Split and timely filing the Appeal, the Company expects to regain full compliance with the Minimum Bid Price Rule in the coming weeks and for its Common Stock to continue to trade on the Nasdaq Capital Market.

There are no assurances that the Company will be able to regain or maintain compliance with the Minimum Bid Price Rule, Nasdaq’s stockholders’ equity requirements or any other listing standards of Nasdaq, that, as applicable, the Panel will grant the Company any extension of time to regain compliance with any such listing requirements, or that any response to the Panel regarding the determination in the Notice will be successful.

On December 17, 2025, the Company issued a press release (the “Press Release”) announcing the results of the Annual Meeting, the receipt of the Notice, and its plan to remedy the bid price deficiency. A copy of the Press Release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Forward-Looking Statements

This Form 8-K and Press Release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements are characterized by future or conditional verbs such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate” and “continue” or similar words, including statements regarding the Company’s ability to regain compliance with the Nasdaq continued listing standards. You should read statements that contain these words carefully because they discuss future expectations and plans, which contain projections of future results of operations or financial condition or state other forward-looking information. Such statements are only predictions and the Company’s actual results may differ materially from those anticipated in these forward-looking statements. Such forward-looking statements are subject to risks and uncertainties, many of which are beyond the Company’s control, which could cause the Company’s actual results to differ materially from those expressed in or implied by these statements.

By their nature, forward-looking statements address matters that are subject to risks and uncertainties. A variety of factors could cause actual events and results to differ materially from those expressed in or contemplated by the forward-looking statements. Risk factors affecting the Company are discussed in detail in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this Form 8-K and Press Release, including statements regarding the Company’s ability to regain compliance with the Nasdaq continued listing standards, statements regarding the intention to effect the Reverse Stock Split and the result of effectuating such Reverse Stock Split, and other important factors that could cause actual results to differ materially from those projected and those discussed under risk factors in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 and other filings filed with the SEC (including its Current Reports on Form 8-K and Quarterly Reports on Form 10-Q). Forward-looking statements speak only as of the date they are made. The Company does not assume any obligation to update forward-looking statements as circumstances change. The Company gives no assurance that it will achieve its expectations.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Name of Exhibit
99.1	Press Release issued on December 17, 2025.
104	Cover Page Interactive Data File (embedded within the inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RYVYL Inc.

By:	/s/ George Oliva
	Name:	George Oliva
	Title:	Interim Chief Executive Officer and Chief Financial Officer

Dated: December 17, 2025

3